JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

November 20, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”); File Nos. 333-103022; 811-21295– Post-

Effective Amendment No. 224 filed on July 9, 2012

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to the Trust on August 22, 2012 with respect to the JPMorgan Commodities Strategy Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced in our responses below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) (the “Rule”) of the Securities Act of 1933, which will be automatically effective on November 21, 2012 pursuant to the Rule.

Prospectus Comments – Fees and Expenses of the Fund

1.	Comment: Please confirm that the contractual fee waivers reflected in the fee table will be in effect at least 12 months from the effective date of the registration statement.

Response: We confirm that each of the fee waivers will remain in effect for at least one year from the effective date of the registration statement.

2.	Comment: Please show the Subsidiary’s expenses as a separate line item in the Fee Table.

Response: The Fund believes that the current fee table disclosure is clear for investors to understand the fees associated with the Subsidiary given that the expenses and related waivers of the Fund and its wholly owned subsidiary are accounted for on a consolidated basis. The Subsidiary’s expenses are included in the Fund’s contractual fee waiver. Footnote 1 to the fee table discloses that the operating expenses of the Subsidiary are included in “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements” line item and Footnote 4 explicitly discloses that this amount reflects the Fund’s contractual fee waiver (inclusive of the Subsidiary’s expenses). In addition, Footnote 3 to the fee table discloses the “Fund’s adviser has agreed to waive the advisory fee that it receives from the Fund in an amount equal to the advisory fee paid by the Subsidiary to its adviser.” This disclosure provides investors with transparency on the amount of the advisory fee and investors are made aware that the advisory fee paid to the Fund’s adviser cannot contractually exceed that amount that is listed under “Management Fee” in the fee table.

3.	Comment: Will the operating expenses of the Subsidiary be included in acquired fund fees in the fee table?

Response: As disclosed in footnotes 1 and 2 to the fee table, the operating expenses of the wholly-owned subsidiary are included in the “Remainder of Other Expenses” line item to the fee table.

Prospectus Comments – Main Investment Strategies

4.	Comment: The main investment strategy section indicates that the Fund seeks to achieve its objective by investing “in a diversified portfolio of commodity-linked derivatives.” However, the prospectus also indicates that the Fund is “non-diversified.” Please use a term other than “diversified” given the Fund’s status as a non-diversified fund.

Response: The requested change has been made.

5.	Comment: The “Fixed Income Investments Process” indicates that the Fund develops a fixed income portfolio by considering the differences in yield among securities of different maturities, market sectors or issuers. This disclosure implies that such investments are used to meet an investment goal but aren’t such investments really used to meet asset segregation requirements under section 18 of the Investment Company Act of 1940 (the “1940 Act”)? If so, please clarify the disclosure to provide that such investments are “designed to comply with regulatory requirements?”

Response: As disclosed in “Fixed Income Investments” section, the fixed income portion of the Fund is intended to provide liquidity and preserve capital. While we acknowledge that an intended consequence of this strategy is compliance with the asset coverage requirements provided by staff guidance under Section18 of the 1940 Act, this strategy is not intended solely to meet those requirements. While the Fund’s commodity investments are intended to be the primary contributor to the Fund’s return, the fixed income portion of its portfolio are expected to add to the Fund’s return. In addition, not all of the fixed income assets are expected to be used to meet asset coverage requirements.

6.	Comment: Will the Fund ever invest directly in commodity markets or is its commodity exposure obtained exclusively through investments in the Subsidiary? Clarify how the Fund obtains exposure to commodity markets and indicate whether it is exclusively through the Subsidiary or through a combination of the Subsidiary and direct investments.

Response: As disclosed in the “Commodity Investments” section, the Fund may gain exposure to the commodities markets through investments of the Fund or through investments in the Subsidiary.

7.	Comment: Please provide the following in correspondence: (i) Confirm the Subsidiary’s board will be signatories to the Fund’s registration statement (ii) Confirm the Subsidiary’s financial statements will be consolidated with the Fund; (iii) Confirm the Fund and the Subsidiary will meet all of the requirements of the 1940 Act on a consolidated basis, in particular, please confirm that the consolidated entity will comply with the provisions of : (a) Section 8 of the 1940 Act relating to investment policies, (b) Section17 of the 1940 Act related to affiliated transactions and custody, (c) Section 18 of the 1940 Act related to organizational structure and leverage and (d) Pricing and accounting requirements applicable to a U.S. registered open-end fund; (iv) Confirm that the Subsidiary will have an eligible custodian under Section 17f of the 1940 Act; (v) Confirm that the Subsidiary’s expenses will be included in fee table as a separate line item; (vi) Confirm that the Subsidiary and its board have agreed to designate an agent for service of process in the U.S. and have agreed to inspection of the Subsidiary’s books and records by the SEC staff; and (vii) Confirm that the Fund has no intention to sell or transfer shares of the Subsidiary.

Response: With the exception of item (i), each of the items is confirmed. The Subsidiary’s board will not be signatories, which we believe is not required by Form N-1A and applicable SEC staff guidance, and would effectively transform the subsidiary into a co-issuer of the Fund’s shares.

8.	Comment: The prospectus indicates that the Fund intends to provide long exposure to the commodities markets and also provides that “[i]n addition, the Subsidiary may use short positions to reduce exposure to the commodities market.” Indicate whether the Fund is directly providing exposure to the long positions through direct investments or solely through the Subsidiary. Also, please consolidate the disclosure to combine the sentences concerning both long and short positions.

Response: Please see the response to question 6 above. The sentences are separate because they convey two separate ideas that we believe may be confusing to shareholders if combined. The first sentence tells investors that the Fund is intended to provide them with long exposure to the commodities markets, while the second sentence is highlighting that although the net exposure of the Fund will be long, that a portion of the investments of the Subsidiary may be short positions in the commodities markets.

9.	Comment: Explain in correspondence how “net exposure of 70 to 130% of the value of the Fund’s net assets to commodities markets” complies with the 1940 Act.

Response: The Fund and the Subsidiary have asset segregation policies in place in accordance with the requirements of section 18 of the 1940 Act and applicable staff guidance.

10.	Comment: Disclose in the Fixed Income Investment Process, how the adviser determines what investments to buy and when to sell.

Response: The requested change has been made.

11.	Comment: The prospectus provides that “[i]n rising markets, the Fund expects that the value of the long positions will appreciate more rapidly than the short positions, and in declining markets, that the value of the short positions will appreciate more rapidly than the long positions.” In rising market, short positions decline and so, please revise the disclosure to provide that “in rising markets, long position gains should exceed short position losses.”

Response: The disclosure has been revised.

12.	Comment: Will portfolio turnover be high? If so, include appropriate disclosure including risk disclosure.

Response: The Fund does not expect to have high portfolio turnover.

Prospectus Comments – Main Investment Risks

13.	Comment: The “Swap Agreement Risk” indicates that “The Fund’s losses are potentially unlimited in short sale positions. Short Sales are speculative transactions and involve special risks, including greater reliance on the Adviser’s ability to accurately anticipate the future value of an instrument.” Why is there embedded short sale disclosure in “Swap Agreement Risk?” If short selling presents a principal risk, please designate it as its own risk factor.

Response: The Fund will not engage in short sales. Rather, the Fund may invest in swap that provides exposure related to a short sale position. We believe that the disclosure is appropriately placed and makes clear to investors that any short positions will be as part of a swap position.

14.	Comment: Will the Fund be a commodity pool under CFTC regulations? Will the advisor be registered as a commodity pool operator? Should the disclosure be updated in light of the 2012 CFTC rule change?

Response: The CFTC regulations for registered investment companies are not yet settled. The disclosure will be updated, as necessary, based on future regulatory developments.

15.	Comment: Should foreign fixed income risk be disclosed as a principal risk of the Fund? Similarly, will derivatives be limited to U.S. derivatives or should foreign derivative risk be included as a principal risk?

Response: Foreign fixed income and derivative investments are not principal strategies of the Fund and thus, we do not believe that foreign fixed income or derivative risk is a principal risk.

16.	Comment: Under “CFTC Regulation Risk”, disclose that certain 1940 Act protections do not apply including that the Subsidiary may not have an independent board, shareholder approval of the Subsidiary’s advisory contacts is not required, the Subsidiary may leverage to an unlimited extent, it may engage in joint transactions with certain affiliates and is not subject to requirements concerning custody of assets.

Response: We believe that this concept is disclosed in plain English in the “Subsidiary Risk” section. We observe that the Subsidiary Risk section includes the following statement, “The Subsidiary is not registered under the Investment Company Act of 1940 (1940 Act), and is not subject to all the investor protections of the 1940 Act.”

Prospectus Comments – More About the Fund

17.	Comment: Consider expanding the Item 9 disclosure in the “More About the Fund” section.

Response: We believe that our disclosure in “More About the Fund” is consistent with the disclosure requirements of Item 9.

18.	Comment: The “More About the Fund” section indicates that the investment strategies for the Fund “may also include” investments like other investment companies. Please indicate whether such strategies are principal or not. Also, please add headings designating which strategies are principal and which are not.

Response: The requested change has been made.

19.	Comment: The box “What is a derivative?” immediately follows “Convertible Securities Risk.” Please move the box so that it is close to the “Derivatives Risk” disclosure.

Response: The requested change has been made.

20.	Comment: The “More About the Fund” section identifies “High Portfolio Turnover Risk” as an additional risk. Please add disclosure to the Risk/Return Summary if the Fund anticipates having high portfolio turnover.

Response: The Fund does not anticipate high portfolio turnover.

Statement of Additional Information Comment – Introductory Paragraph to Fundamental Investment Policies

21.	Comment: The introduction to the fundamental investment policies provides as follows:

“Under current pronouncements, certain Fund positions (e.g., reverse repurchase agreements) are excluded from the definition of “senior security” so long as a Fund maintains adequate cover, segregation of assets or otherwise.”

Please disclose what is meant by “or otherwise” and how it is consistent with current SEC pronouncements.

Response: The disclosure conveys that a transaction that exposes a fund to a risk of loss through a leveraged investment should not be viewed as raising a Section 18 senior security concern so long as appropriate steps are taken to address the risk of loss through segregating sufficient liquid assets or otherwise covering the exposure. In light of the comment, the sentence will be replaced with the following:

“Under current pronouncements, certain Fund positions (e.g., reverse repurchase agreements) are excluded from the definition of “senior security” so long as the positions are adequately covered, whether by segregating or earmarking liquid assets, entering into offsetting positions, or otherwise covering the position.”

In connection with your review of the Fund’s Post-Effective Amendments No. 224 to the Registration Statements filed by the Trust on July 7, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,

/s/ John T. Fitzgerald
John T. Fitzgerald
Assistant Secretary